BOC INTERNATIONAL (USA) INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/19__ AND ENDING __12/31/19__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE ONLY
	FIRM ID. NO.

NAME OF BROKER-DEALER:

BOC International (USA) Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1045 Avenue of the Americas, Suite 1501
(No. and Street)

New York	**New York**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Tjiong	**(212) 259-0886**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Allen Tjiong** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **BOC International (USA) Inc.** as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Allen Tjiong

Signature

President

Title

Subscribed and sworn to before me this

24th day of February , 2020

SABEENA LICONTE
Notary Public - State of New York
NO. 02LI6384955
Qualified in New York County
My Commission Expires Dec 24, 2022

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BOC International (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BOC International (USA) Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BOC International (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as BOC International (USA) Inc.'s auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2020

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	1,995,520
Due from broker		592,931
Service fee receivable		361,551
Commissions receivable		25,835
Property and equipment (net of accumulated depreciation of $29,300)		8,814
Leased assets		1,683,938
Other assets		19,546
TOTAL ASSETS	$	4,688,135

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to related parties	$	263,344
Accrued expenses and other liabilities		298,194
Subordinated loan		1,000,000
Leased liabilities		1,683,938
TOTAL LIABILITIES		3,245,476
Stockholder's Equity:		
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		8,499,900
Accumulated deficit		(7,057,341)
TOTAL STOCKHOLDER'S EQUITY		1,442,659
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,688,135

The accompanying notes are an integral part of these financial statements.

NOTE 1.　　ORGANIZATION AND NATURE OF BUSINESS

　　　　BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004 and began operations on October 3, 2006. The Company is a wholly-owned subsidiary of BOC International (USA) Holdings Inc. (the "Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").　The Company acts as an introducing broker for institutional clients, primarily effecting transactions in the Hong Kong and China securities markets.

NOTE 2.　　 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

　　　　The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

　　　　The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

　　　　The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Accounting Standard Updates ("ASU") Topic 606, *Revenue from Contracts with Customers*, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The adoption of ASC 606 did not result in change to the accounting for any of the in-scope revenue streams and no cumulative effect adjustment was recorded. During 2019, the Company earned revenue mainly from service income and commission income.

The Company is compensated for sales and trade execution-related support and services provided to foreign affiliate, BOCI Securities Limited ("BOCI SL"), as the BOCI Group operating subsidiary for the securities markets in the United States. The performance obligation is satisfied at the point in time the services are provided. The Company invoiced BOCI SL on a monthly basis in arrears for any support and service performed or provided, plus a 5% mark-up. Payment for services is received in the following month.

The Company earns revenue from trading activities for their U.S. institutional clients through a clearing agreement arrangement with Pershing, LLC ("Pershing") and its affiliate, BOCI SL. Revenue is determined based on an agreed commission rate multiplied by the volume of trades executed. Revenue is recognized on trade date of the transaction because that is when the underlying financial instrument or buyer/seller is identified. The pricing is agreed upon and the risks and rewards of ownership to be transferred to/from the client. The Company's performance obligation is satisfied on trade date and commission is received on the settlement date of the transactions.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 Years	Straight –line
Computer software	3 Years	Straight –line
Furniture and fixtures	5 Years	Straight –line

Income Taxes

The Company complies with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. Deferred taxes are provided on temporary differences and on any carry forwards that could be claimed on the hypothetical return and the need for a valuation allowance is assessed on the basis of projected separate return results.

The effect of graduated rates and other tax differences from the consolidated tax structure are allocated among the members of the consolidated group.

The Company is subject to federal, and New York State and New York City income taxes. The Company's effective tax rate differs from the statutory rate of 21% due primarily to state and local income taxes. The Company has a combined federal, state and city deferred income tax asset of approximately $1,677,000 as of December 31, 2019, which is primarily related to net operating loss carry forwards. A valuation allowance has been established offsetting this $1,677,000, as the ultimate realization of these benefits is uncertain.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The valuation allowance decreased by approximately $57,000 for the year ended December 31, 2019 related to the recalculation of deferred tax assets discussed above, as well as changes in the state and city income tax rates. The Company has federal net operating loss carry forwards of approximately $6,111,000 as of December 31, 2019, a portion of which will begin to expire in 2033. As a result of the Tax Cut and Jobs Act, federal net operating losses incurred in 2018 and thereafter carryforward indefinitely.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination are 2016, 2017, 2018, and 2019.

Functional Currency and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The Functional Currency of the Company is United States Dollars ("USD").

Foreign currency transactions are translated into the Functional Currency using the prevailing exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases Accounting Standard

In February 2016, FASB issued ASU 2016-02 Leases ("Topic 842") amending the guidance for leases to increase transparency and comparability among organizations. Topic 842 requires the recognition of lease assets and lease liabilities on the Statement of Financial Condition as well as disclosing key information about leasing arrangements. The right-of-use ("ROU") asset and lease liability are measured using the present value of the remaining rental payments. The Company adopted the standard on January 1, 2019, under the Parent operating lease agreement.

The result of the new standard is a gross-up on the Statement of Financial Condition of ROU assets and lease liabilities for the office space operating leases. The implementation process included: an assessment of our lease arrangements and an evaluation of practical expediency and accounting policy elections to meet the reporting requirements of this standard. Additionally, the firm evaluated the changes in controls and processes that are necessary to implement the standard. The lease liabilities and ROU assets were recognized at approximately the same amount based on the new standards. The implementation did not have a material impact on the Company's statement of financial condition.

Statement of Cash Flows

For the statement of cash flows, certain prior year balances have been reclassified to conform to current year presentation.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement,* has no material effect on these financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of 17 C.F.R. §240.15c3-1, which requires the Company to maintain sufficient liquid assets to cover indebtedness (as defined in SEC rules). At December 31, 2019, the Company had net capital (as defined in SEC rules), of $2,026,913 which was $1,776,913 in excess of its required net capital of $250,000.

NOTE 5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consisted of the following:

Computer equipment	$ 23,832
Computer software	1,955
Furniture and fixtures	12,327
Property and equipment, at cost	38,114
Less accumulated depreciation	(29,300)
Net property and equipment	$ 8,814

NOTE 6.   OFF-BALANCE SHEET RISK

The Company utilizes a clearing broker on a fully-disclosed basis for all U.S. securities transactions. All of its customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with its clearing agreement, the Company indemnifies the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the Statement of Financial Condition is pursuant to this clearing agreement and includes a clearing deposit of $100,000. The Company's business also involves brokering customer securities transactions in non-US markets, mainly in Asia. Such transactions are conducted on a receive-versus-payment and delivery-versus-payment basis and are settled through the Company's affiliates. To the extent a customer of the Company fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NOTE 7.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk), exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other parties with which it conducts business.

NOTE 7.   SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

As of December 31, 2019, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

The Company's business is primarily dependent on the Asian market and geographical area, which presents risk exposure related to economic and political matters.

The receivables from the clearing broker are subject to counterparty risk. The Company has total due from broker $592,931 from Pershing as of December 31, 2019. The total due from broker includes a minimum clearing deposit of $100,000 pursuant to the clearing agreement.

The Company's cash and cash equivalents are primarily deposited at two banks and subject to credit concentration risk, and one of these banks is a related party (see Note 9. Related Party). As of December 31, 2019, the cash balances exceed federally insured limits by approximately $1,730,000. The Company has not experienced any losses in such accounts. Management does not believe the Company has significant exposure to any credit risk on cash balances.

NOTE 8.   DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan up to the maximum of the lesser of 6% of compensation or $19,000 per employee.

NOTE 9.   RELATED PARTY

The Company maintains a money market account with Bank of China, New York Branch, a related party. As of December 31, 2019, the balance in this account was $17,044 and is included in cash and cash equivalents on the Statement of Financial Condition.

The Company borrowed $1,000,000 under a subordinated loan agreement from Bank of China International Holdings Limited ("BOCI UK Holdings") on August 15, 2016. The subordinated loan is available in computing net capital under the SEC's uniform net capital rule. The maturity date of the loan is on August 15, 2021 with a rollover provision for another one year term. Interest accrues at the fixed interest rate of 3.0922%. As of December 31, 2019, the outstanding principal balance was $1,000,000 with $11,338 interest payable and included in Due to related parties on the Statement of Financial Condition.

The Company utilizes the clearing brokerage services of BOCI SL, a related party. The Company has a net commission receivable from BOCI SL of $25,835 at the current exchange rate as of December 31, 2019 and included in Commission receivable on the Statement of Financial Condition.

The Company provides service to BOCI SL as the BOCI Group operating subsidiary for the securities markets in the United States pursuant to a written agreement originally dated September 1, 2017 and subsequently amended. The Company shall perform and provide to its clients on behalf of BOCI SL research distribution, sales and trade execution-related support and services, corporate access and road shows.

NOTE 9.   RELATED PARTY (continued)

The "BOCI Group" consists of BOC International Holdings Limited ("BOCI HK Holdings"), an indirect parent of the Company and all entities directly or indirectly held by BOCI HK Holdings, including the Company, the Parent, BOCI UK Holdings, BOCI SL.

The Parent and its affiliates perform and provide back office related support and service to the Company, such service area are but not limited to, administration, finance and treasury, human resources, information technology, business operations, legal and compliance, risk management and other management and or advisory services. Any operating expenses, such as but not limited to, rent and utilities, compensation and benefits, professional fees, communications and information technology and other administrative expenses or costs, incurred by the Parent and its affiliates in performing and providing these services related to the Company are allocated to the Company pursuant to a written agreement originally dated May 1, 2015 and subsequently amended, in addition to other costs. As of December 31, 2019, $211,993 was payable to the Parent and $40,013 was payable to an affiliate of the Parent.

NOTE 10.   CLEARING BROKER

The Company utilizes a domestic clearing broker-dealer for domestic transactions. No domestic clearing fees were payable as of December 31, 2019.

NOTE 11.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no other commitments or contingent liabilities and was not named as defendant in any law suit as of December 31, 2019 or at any period throughout the year ended December 31, 2019.

NOTE 12.   GUARANTEES

FASB ASC 460, *Guarantees* ("ASC 460"), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees as of December 31, 2019 or during the year then ended except as described in Note 6 above.

NOTE 13.   SUBSEQUENT EVENTS

Subsequent events have been evaluated by management through February 24, 2020, which is the date these financial statements are available for issuance.

There are no material subsequent events requiring disclosure as of February 24, 2020.